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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2005

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    ----------------------------------------
                    (Address of principal executive offices)

    1.   Notice of Change of Auditor dated May 9, 2005

    2.   Letter from Former Auditor dated April 19, 2005

    3.   Letter from Successor Auditor dated April 19, 2005

    4.   Letter Confirming Board Approval of Change of Auditor dated May 10,
         2005

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


              Form 20-F [X]                         Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes [ ]                                      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 6, 2005

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
         /s/ "Joseph P. Giuffre"
--------------------------------------------
Joseph P. Giuffre
Director and Corporate Secretary


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               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                                 (the "Company")

                              TO THE SHAREHOLDERS:

                           NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from Buchanan Barry LLP, Chartered Accountants, of Suite 800, 840 6th Avenue SW, Calgary, Alberta to D&H Group LLP, of 1333 West Broadway, 10th Floor, Vancouver, BC. The former auditors have resigned effective April 15, 2005.

Buchanan Barry LLP, Chartered Accountants issued no auditors' reports and there have been no reportable events between the Company and Buchanan Barry LLP, Chartered Accountants.

This Notice, together with the required response letters from each of Buchanan Barry LLP, Chartered Accountants and D&H Group LLP, Chartered Accountants, have been reviewed by the Company's Board of Directors.

The resignation of Buchanan Barry LLP, Chartered Accountants and the appointment of D&H Group LLP, Chartered Accountants as successor auditors have been approved by the Company's Board of Directors.

DATED this 9th day of May, 2005.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Per:

         "Primo Podorieszach"
         ----------------------------------------------
         Primo Podorieszach
         President & Chief Executive Officer


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                         [LETTERHEAD OF BUCHANAN BARRY]

British Columbia Securities Commission            Alberta Securities Commission
9th Floor, 701 West Georgia Street                4th Floor, 300 - 5th Avenue SW
Vancouver, British Columbia V6Y 1L2               Calgary, Alberta T2P 1L2

Ontario Securities Commission                     D&H Group LLP
19th Floor, 20 Queen Street, West                 1333 West Broadway, 10th Floor
Toronto, Ontario M5H  3S8                         Vancouver, BC  V6H 4C1

Anthony Clark International Insurance Brokers Ltd.
Suite 355, 10333 Southport Road, SW
Calgary, Alberta T2W 3X6


April 19, 2005

Dear Sirs:

       ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (THE "COMPANY")

As required by National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditor dated April 19, 2005 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

"The Company has changed its auditor from Buchanan Barry LLP, Chartered Accountants, of Suite 800, 840 6th Avenue SW, Calgary, Alberta to D&H Group LLP, of 1333 West Broadway, 10th Floor, Vancouver, BC. The former auditors have resigned effective April 15, 2005.

Buchanan Barry LLP, Chartered Accountants issued no auditors' reports and there have been no reportable events between the Company and Buchanan Barry LLP, Chartered Accountants.

This Notice, together with the required response letters from each of Buchanan Barry LLP, Chartered Accountants and D&H Group LLP, Chartered Accountants, have been reviewed by the Company's Board of Directors.

The resignation of Buchanan Barry LLP, Chartered Accountants and the appointment of D&H Group LLP, Chartered Accountants as successor auditors have been approved by the Company's Board of Directors."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from D&H Group LLP will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours truly,

"Signed Buchanan Barry LLP"

Buchanan Barry LLP, Charted Accountants


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                [LETTERHEAD OF D&H GROUP, CHARTERED ACCOUNTANTS]

April 19, 2005

British Columbia Securities Commission     Alberta Securities Commission
9th Floor, 701 West Georgia Street         4th Floor, 300 - 5th Avenue SW
Vancouver, British Columbia V6Y 1L2        Calgary, Alberta T2P 1L2

Ontario Securities Commission              Buchanan Barry LLP
19th Floor, 20 Queen Street, West          Chartered Accountants
Toronto, Ontario M5H  3S8                  800, 840 Sixth Avenue SW
                                           Calgary, AB  T2P 3E5

Anthony Clark International Insurance Brokers Ltd.
Suite 355, 10333 Southport Road, SW
Calgary, Alberta T2W 3X6


Dear Sirs:

       ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (THE "COMPANY")

As required by National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditors dated April 19, 2005 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

"The Company has changed its auditor from Buchanan Barry LLP, Chartered Accountants, of Suite 800,840 6th Avenue, SW, Calgary, Alberta to D&H Group LLP, of 1333 West Broadway, 10th Floor, Vancouver, British Columbia. The former auditors have resigned effective April 15, 2005.

Buchanan Barry LLP, Chartered Accountants issued no auditors' reports and there have been no reportable events between the Company and Buchanan Barry LLP, Chartered Accountants.

This Notice, together with the required response letters from each of Buchanan Barry LLP, Chartered Accountants and D&H Group LLP, Chartered Accountants, have been reviewed by the Company's Board of Directors.

The resignation of Buchanan Barry LLP, Chartered Accountants and the appointment of D&H Group LLP, Chartered Accountants as successor auditors has been approved by the Company's Board of Directors."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Buchanan Barry LLP, Chartered Accountants will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours truly,

"D&H Group LLP"

D&H GROUP LLP


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                           [ANTHONY CLARK LETTERHEAD]

May 10, 2005

BY SEDAR

British Columbia Securities Commission          Alberta Securities Commission
9th Floor, 701 West Georgia Street              4th Floor, 300 - 5th Avenue SW
Vancouver, British Columbia V6Y 1L2             Calgary, Alberta T2P 1L2

Ontario Securities Commission
19th Floor, 20 Queen Street, West
Toronto, Ontario M5H  3S8


Dear Sirs:

      ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (THE "COMPANY") -
                               CHANGE OF AUDITOR


This letter will confirm that the Company's Audit Committee and Board of Directors have reviewed the Notice of Change of Auditor and the letters from the former and successor auditor (the "Reporting Package") prior to the Reporting Package being mailed to shareholders.

Yours truly,

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Per:

         "Primo Podorieszach"
         ------------------------------------------------
         Primo Podorieszach,
         President & Chief Executive Officer